Exhibit 99.2

ATTUNITY LTD
__________________________

NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, DECEMBER 27, 2012
_________________________

To the Shareholders of Attunity Ltd (“we”, “Attunity” or the “Company”):

We cordially invite you to the 2011 Annual General Meeting of Shareholders (the “Meeting”) of Attunity to be held at 10:00 a.m. (Israel time), on Thursday, December 27, 2012, at our offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel, for the following purposes:

1.	To re-elect four directors;

2.	To approve modifications to the terms of compensation of our non-employee directors;

3.	To approve modifications to the terms of employment of Mr. Shimon Alon as our Chief Executive Officer;

4.	To approve the adoption of the Attunity 2012 Stock Incentive Plan;

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; and

6.	To review and consider our auditors’ report and our consolidated financial statements for the year ended December 31, 2011.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on November 20, 2012 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By order of the Board of Directors,

SHIMON ALON	DROR HAREL-ELKAYAM
Chairman of the Board of Directors and Chief Executive Officer	Chief Financial Officer & Secretary

November 20, 2012

ATTUNITY LTD

Kfar-Netter Industrial Park, Kfar-Netter, Israel
__________________________

PROXY STATEMENT
__________________________

2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Attunity Ltd (“we”, “Attunity” or the “Company”) to be voted at the 2012 Annual General Meeting of Shareholders (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of 2012 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time), on Thursday, December 27, 2012, at our offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about November 20, 2012.

Introduction

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	“we”, “us”, “our”, “Attunity”, or the “Company” are to Attunity Ltd and its subsidiaries;

•	“dollars” or “$” are to United States dollars;

•	“NIS” or “shekel” are to New Israeli Shekels;

•	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999; and

•	the “SEC” are to the United States Securities and Exchange Commission.

On July 19, 2012, we effected a one-for-four reverse split of our ordinary shares, and accordingly the par value of our ordinary shares was changed from NIS 0.1 to NIS 0.4 per share. Unless indicated otherwise by the context, all ordinary share, option and per share amounts in this prospectus have been adjusted to give retroactive effect to the stock split for all periods presented.

On November 1, 2012, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.872 to $1.00. Unless indicated otherwise by the context, statements in this Proxy Statement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

Purpose of the Meeting

It is proposed that at the Meeting resolutions be adopted: (1) to re-elect four directors; (2) to approve modifications to the terms of compensation of our non-employee directors; (3) to approve modifications to the terms of employment of Mr. Shimon Alon as our Chief Executive Officer; (4) to approve the adoption of the Attunity 2012 Stock Incentive Plan; and (5) to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

In addition, our auditors’ report and our consolidated financial statements for the year ended December 31, 2011 will be reviewed and considered at the Meeting.

Recommendation of the Board of Directors

 Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

Only holders of record of our Ordinary Shares, par value (nominal value) NIS 0.40 per share, as of the close of business on November 20, 2012 (the “record date”), are entitled to notice of, and to vote at, the Meeting.  As of November 1, 2012, there were outstanding 10,882,901 Ordinary Shares.  Each Ordinary Share entitles the holder to one vote.

Consistent with our Articles of Association and the Israeli Companies Law, the quorum at the Meeting shall be two shareholders present, in person or by proxy, holding or representing at least twenty five percent (25%) of the voting rights in the Company.  If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to Thursday, January 3, 2013 at the same time and place or any other date and place as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Voting and Proxies

Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed.  If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted in accordance with the recommendation of the Board of Directors. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. However, abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited chiefly by mail and may also be solicited personally or by telephone by our directors, officers and employees; none of whom will receive additional compensation therefore. However, we may retain an outside professional to assist in the solicitation of proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the SEC, concerning the sending of proxies and proxy material to the beneficial owners of stock.

You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Joint holders of shares should take note that, pursuant to Article 40 of our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

To the extent you would like submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company’s offices located at Kfar-Netter Industrial Park, Kfar-Netter, Israel, not later than November 29, 2012.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of November 1, 2012 regarding the beneficial ownership by (i) each of our directors and executive officers, (ii) all shareholders known to us to own beneficially more than 5% of our Ordinary Shares and (iii) all directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Shimon Alon	1,555,452	(3)	13.50%
Ron Zuckerman	3,810,060	(4)(5)	7.39%
Dov Biran	*		*
Dror Harel-Elkayam	*		*
Erez Zeevi	*		*
Dan Falk	*		*
Gil Weiser	*		*
Tali Alush-Aben	*		*
Directors and Officers as a group (consisting of 8 persons)	2,601,956	(6)	23.02%

*	Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 10,882,901 shares issued and outstanding as of November 1, 2012.

(3)
Mr. Alon is the Chairman of our Board and our Chief Executive Officer. Includes (i) 919,312 ordinary shares; (ii) 27,600 ordinary shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.48 per ordinary share; (iii) 250,297 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.48 per ordinary share; (iv) Note Warrants (defined below) to purchase up to 19,703 ordinary shares at exercise prices of $0.48 per ordinary share; and (v) 338,540 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $1.00 to $9.68 per ordinary share. These options expire between December 28, 2012 and December 22, 2017.

(4)
Mr. Zuckerman is a member of our Board. Includes (i) 731,091 ordinary shares; (ii) 27,600 ordinary shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.48 per ordinary share; (iii) 416,666 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.48 per ordinary share; (iv) Note Warrants to purchase up to 19,703 ordinary shares at exercise prices of $0.48 per ordinary share; and (v) 31,366 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.32 to $9.68 per ordinary share. These options expire between December 28, 2012 and December 22, 2017. See also footnote 5 below.

(5)
Based on an Amendment No. 9 to a Schedule 13D filed by Mr. Zuckerman with the SEC on March 13, 2012 (the "Schedule 13D"), Bonale Foundation, a trust for the benefit of persons related to Mr. Zuckerman, beneficially owns 420,724 ordinary shares, which represent approximately 3.9% of our outstanding ordinary shares. Such figure includes (i) 280,483 ordinary shares and (ii) 140,241 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.48 per ordinary share, or, together, the Bonale Shares. According to the Schedule 13D, Mr. Zuckerman does not direct the management of Bonale Foundation, its investment or voting decisions and disclaims beneficial ownership of the Bonale Shares.

(6)
Includes (i) 1,653,060 ordinary shares; (ii) 55,200 ordinary shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.48 per ordinary share; (iii) 250,297 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.48 per ordinary share; (iv) Note Warrants to purchase up to 39,406 ordinary shares at exercise prices of $0.48 per ordinary share; and (v) 603,992 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $0.32 to $9.68 per ordinary share. These options expire between  December 28, 2012 and December 22, 2017.

*PROPOSALS FOR THE 2012 ANNUAL GENERAL MEETING*

ITEM 1 —ELECTION OF FOUR DIRECTORS
(Item 1 on the Proxy Card)

Background

Our directors, other than the external directors, are elected at each annual meeting of shareholders.  We are presenting four (4) nominees for election as directors at the Meeting, all such nominees being current members of our Board of Directors. If elected, each of the nominees will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

Subject to the election of the proposed nominees in this Item 1, the size of our Board of Directors will be six (6) directors (including two external directors). Consistent with NASDAQ Marketplace Rules, or the NASDAQ rules, these nominees were approved by a majority of our independent directors, within the meaning of applicable NASDAQ rules. Our Board of Directors has determined that, except for Mr. Alon, each of the nominees is independent within the meaning of applicable NASDAQ rules.

The nominees, their present principal occupation or employment, the year in which each first became a director of Attunity and a brief biography are set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid or payable to these nominees, see below under the caption “Executive Compensation.” Such information is based upon the records of the Company and information furnished to it by the nominees.
Name	Principal Occupation or Employment	Age	Director Since
Shimon Alon	Chairman of our Board of Directors and Chief Executive Officer	62	2004
Dov Biran	CEO of Fitango Inc.	60	2003
Dan Falk	Director of companies	67	2002
Ron Zuckerman	Director of companies	55	2004
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 Shimon Alon was appointed Chairman of our Board of Directors in May 2004 and was appointed our Chief Executive Officer in June 2008.  From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, a leading provider of application performance management. Since the acquisition of Precise by Veritas Software Corp., or Veritas, in June 2003, Mr. Alon has served as an executive advisor to Veritas.  Prior to Precise, Mr. Alon held a number of positions at Scitex Corporation Ltd. and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe.  Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

Dr. Dov Biran has been a director since December 2003. From March 2000 through October 2001, he served as acting Chief Executive Officer, Chief Technology Officer and a director of Attunity. Dr. Biran is the founder and the CEO of Fitango, Inc. Prior thereto, Dr. Biran was the founder and president of Bridges for Islands, which was acquired by us in February 2000. Dr. Biran served as a Professor of entrepreneurship and computers at Babson College, Northeastern University and Tel Aviv University. Dr. Biran holds a B.Sc., MBA, and a Ph.D. in computers and game theory from Tel Aviv University.

Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., or Sapiens, a publicly traded company that provides cost-effective business software solutions.  From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems.  Mr. Falk is a member of the boards of directors of Orbotech Ltd., Nice Systems Ltd., Ormat Technologies Inc., Plastopil Ltd., Nova Measuring Systems Ltd., Amiad Filteration Systems Ltd. and the Chairman of the Board of Directors of Orad Hi-Tech Systems Ltd. He holds an M.B.A. degree from the Hebrew University School of Business.

Ron Zuckerman has been a director since May 2004. Mr. Zuckerman co-founded Precise and served as its Chairman until it was acquired by Veritas in June 2003. Mr. Zuckerman co-founded Sapiens and served as its Chairman and Chief Executive Officer until March 2000. Mr. Zuckerman was a co-founder and director of GVT Holdings SA, a Brazilian telephone operator, until it was acquired by the Vivendi Group in late 2009. Mr. Zuckerman was also an early investor and a director of Wintegra Inc. until it was acquired by PMC-Sierra Inc. in late 2010. He is also an investor and a director in several other privately held companies.  Mr. Zuckerman holds a B.Sc. degree in economics from Brandeis University.

We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. Except as described above, we do not have any understanding or agreement with respect to the future election of any of the nominees named.

The Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted (with respect to each nominee):

“RESOLVED, that Mr. Shimon Alon be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

“RESOLVED, that Dr. Dov Biran be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

“RESOLVED, that Mr. Dan Falk be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

“RESOLVED, that Mr. Ron Zuckerman be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law.”

Required Vote

Shareholders may vote in favor of the election of all the nominees named above, or may vote against all or some of such nominees. The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to elect each of the nominees named above as a director.

The Board of Directors recommends a vote FOR the election of all of the nominees named above.

Executive Compensation

           The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting of 8 persons for the year ended December 31, 2011	$828,000	$104,000

We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

During 2010, an aggregate sum of approximately $104,000 was set aside by us to provide pension, retirement and severance benefits to directors and executive officers.

In accordance with the approval of our shareholders, non-employee directors who are not external directors receive an annual fee of $9,000 and an attendance fee of $300 per meeting attended (for details about proposed modifications to such agreement, see Item 2 below). Our non-employee external directors receive, effective July 2008, an annual fee of $9,000 (equivalent to approximately NIS 32,800) and an attendance fee of NIS 1,674 (equivalent to approximately $430) per meeting attended, both linked to the Israeli Consumer Price Index.

In November 2011, our Audit Committee and Board of Directors adopted a revised stock option policy for non-employee directors, which policy was subsequently approved by our shareholders. According to the stock option policy, each of our non-employee directors who may serve from time to time, including our outside directors, will be granted options, as follows:

•	a grant of options under our stock option plans to purchase 20,000 ordinary shares, which options vest in three equal installments over three years;

•
an exercise price of all options equal to the fair market value of the ordinary shares on the date of the grant (i.e., the closing price of our shares on the date of the annual general meeting of shareholders in which such director is elected or reelected); and

•
the portion of outstanding options that is scheduled to vest during the year at which the director’s service with us is terminated or expires will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

In 2011, we granted to our directors and executive officers options to acquire an aggregate of 160,000 ordinary shares, at exercise prices ranging from $2.84 to $3.04 per share. Such options will expire in 2017.

In addition, we have undertaken to indemnify our directors and executive officers to the fullest extent permitted by law by providing them with a Letter of Indemnification, the form of which was approved by our shareholders.

Mr. Alon, our Chairman and Chief Executive Officer, receives compensation in accordance with his employment agreement with us. For details about proposed modifications to such agreement, see Item 3 below.

External Directors Continuing in Office

Tali Alush-Aben and Gil Weiser, who were elected as external directors of the Company to serve until December 2014 and December 2013, respectively, continue to serve the Company as outside directors. A brief biography of these directors follows.

Tali Alush-Aben has been an external director since December 2008. She is currently an independent consultant. Until January 2008, she was a General Partner at Gemini, an Israeli venture capital fund she joined in 1994. Her focus in Gemini was primarily on software companies, expanding in 2007 to include Cleantech. Prior to joining Gemini, she served as Marketing Director of RadView, then a start-up software company, and as Senior Product Marketing Manager at SunSoft Inc. From 1990 to 1992, she served as Marketing Director for Mercury Interactive Corporation. Ms. Alush-Aben is also a member of the board of directors of Vizrt Ltd. and Alvarion Ltd. She holds a B.Sc. degree in mathematics and computer science and an MBA degree, both from Tel Aviv University.

Gil Weiser has been an external director since December 2010. Mr. Weiser currently serves as a director of several companies, including ClickSoftware Technologies Ltd. He also serves as the Chairman of BG Technologies Ltd. He has more than 25 years of experience in management and operations, with executive posts at corporate, academic and financial entities. He served as the Chief Executive Officer of Orsus Solutions Ltd from August 2006 to June 2010, as the Chief Executive Officer of Hewlett Packard (Israel) and CMS Corporation from 1995 to 2000. From 1993 until 1995, he served as President and CEO of Fibronics International Inc. and as CEO of Digital (DEC Israel) from 1978 to 1993. He also served as Chairman of the Executive Board of Haifa University from 1994 to 2006, a director of the Tel Aviv Stock Exchange from 2002 to 2004, as Chairman of the Executive Committee of the Haifa University from 1994 to 2006 and as Chairman of the Multinational Companies Forum. Mr. Weiser holds a Bachelor of Science degree from Technion, Israel Institute of Technology in Haifa as well as a M.Sc. degree in science from the University of Minnesota.

ITEM 2 – NON-EMPLOYEE DIRECTORS COMPENSATION TERMS
(Item 2 on the Proxy Card)

Background

As more fully described under "Executive Compensation" above, we pay non-employee directors who are not external directors an attendance fee of $300 per meeting attended, whereas our non-employee external directors receive, effective July 2008, an attendance fee of NIS 1,674 (equivalent to approximately $430) per meeting attended, linked to the Israeli Consumer Price Index.

Proposed Modification to Attendance Fees

  In October 2012, our Audit Committee and Board of Directors determined that the attendance fees of non-employee directors should be the same as those of external directors, such that, subject to approval of our shareholders, each of our non-employee directors, who may serve the Company from time to time (regardless of whether they are former employees or consultants of the Company), including our external directors, will receive an attendance fee of NIS 1,674 (equivalent to approximately $430) per meeting attended, linked to the Israeli Consumer Price Index.

The Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed increase of attendance fees to non-employee directors, as described in the Company’s Proxy Statement, dated November 20, 2012, are ratified and approved in all respects.”

Required Vote

Approval of the above resolution will require the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 3 — CEO EMPLOYMENT TERMS
(Item 3 on the Proxy Card)

Background

Mr. Shimon Alon began serving as a director of our company on July 1, 2004. We entered into an employment agreement with Mr. Alon, under which he agreed to serve as our Chief Executive Officer effective June 1, 2008. Pursuant to the employment agreement, Mr. Alon has agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties under the agreement as long as he is employed by us. Pursuant to his employment agreement (as last modified in December 2011), we provide Mr. Alon the following payments and benefits:

•	A gross monthly salary (denominated in NIS) of the NIS equivalent of $25,826 during the term of his employment;

•	A company car and all related expenses, except related taxes, consistent with our employment policy;

•
Company contributions for the benefit of Mr. Alon, consistent with our employment policy, to (1) our Managers Insurance Policy in the amount of 18.33% of Mr. Alon’s gross salary (a portion of which is for severance pay, to which Mr. Alon would be entitled), and (2) Education Fund (“Keren Hishtalmut”) in the amount of 7.5% of Mr. Alon’s gross salary;

•
Options to purchase 240,000 ordinary shares at an exercise price equal to $1.20 per share. In December 2009, we granted Mr. Alon options to purchase 62,500 additional ordinary shares, at an exercise price equal to $1.00 per share. In December 2010, we granted Mr. Alon additional options to purchase 25,000 ordinary shares, at an exercise price equal to $2.80 per share. In December 2011, we granted Mr. Alon additional options to purchase 50,000 ordinary shares, at an exercise price equal to $2.84 per share. All such options are subject to the terms of our 2003 Israeli Stock Option Plan and vest as follows: (1) the initial grant of 240,000 options - one third of the options vest at the end of each of the three years following the commencement of Mr. Alon’s employment (all of which are currently vested); and (2) with respect to the additional grants, one third of the options vest one year after the grant date, with the balance vesting in eight equal quarterly installments. Vesting of the options will accelerate upon certain change of control events. All options expire six years after the date of grant. All exercise prices reflect the market price of our shares on the applicable date of grant;

•
An annual bonus (denominated in NIS) that will not exceed the NIS equivalent of $154,958 gross, which shall be paid on a quarterly basis, subject to Mr. Alon achieving certain milestones that will be set by our Audit Committee and Board of Directors;

•	Up to 22 days paid vacation per year, consistent with our employment policy;

•	10 days recreation payment a year in an amount normally paid by our company and consistent with our employment policy; and

•
In the event of termination of Mr. Alon’s employment for any reason (other than (1) by the company under circumstances that he is not entitled to severance pay under Israeli law, (2) by resignation at any time without the required prior notice, or (3) by resignation after 36 months of his employment with our company, regardless of prior notice), Mr. Alon will be entitled to an adjustment period of 12 months following the end of the prior notice period under the agreement (or from the date that he actually ceased to provide services should we choose to waive the prior notice period).  During the adjustment period, Mr. Alon will be entitled to all rights to which he is entitled under his employment agreement and he will be entitled to exercise any vested options; however, his options will cease to vest.  The employee-employer relationship will not terminate until the end of the adjustment period.  Mr. Alon will be entitled to reimbursement of all expenses in connection with his employment.

Mr. Alon’s employment agreement contains customary confidentiality and non-solicitation provisions as well as an undertaking of Mr. Alon not to compete with us or our field of business for 12 months following termination of his employment.

Mr. Alon’s employment agreement (as amended) was approved by our Audit Committee, our Board of Directors and our shareholders. In February 2009, Mr. Alon agreed to reduce his annual base salary by 10% and waive certain associated social benefits until further notice by him. In 2010, we resumed the payment of all such social benefits. In February 2011, Mr. Alon agreed to a 4% reduction in his annual base salary (in lieu of the previous 10% reduction). Starting November 2011, we resumed the payment of his full salary and social benefits in accordance with his employment agreement.

Proposed Modification

Our success depends to a significant extent on the performance of Mr. Alon. In recognition of Mr. Alon's contribution to the Company, we propose to increase Mr. Alon's annual bonus (denominated in NIS) by approximately 33% to an annual bonus that will not exceed the NIS equivalent of $206,611 gross, which reflects eight (8) monthly gross salaries (instead of six (6) monthly gross salaries). The bonus shall be paid on a quarterly basis, subject to Mr. Alon achieving certain milestones that will be set by our Audit Committee and Board of Directors. No changes are proposed to be made to Mr. Alon's base salary or other compensation elements.

For the sake of clarity, in the event that the proposed resolution shall not be adopted, then Mr. Alon's compensation terms shall continue unchanged.

The Proposed Resolution

Pursuant to the Companies Law, the terms of compensation for directors of a public company, such as Attunity, require approval of shareholders. It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed modification to Mr. Alon's compensation terms as described in Item 2 of the Proxy Statement, dated November 20, 2012, is hereby approved.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution. However, in light of a recent amendment to the Companies Law, we have determined that the requisite majority must include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in the matter (as such terms are defined in the Companies Law), unless the total number of shares voted against the resolution by such shareholders does not exceed 2% of our outstanding shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, Mr. Alon will be deemed to have a personal interest in this matter. To avoid confusion, the enclosed form of proxy card includes a certification that you do NOT have a personal interest in this matter. If you do have a personal interest, please contact the Company's CFO at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com for instructions on how to vote your shares and indicate that you do have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 4 — 2012 STOCK INCENTIVE PLAN
(Item 4 on the Proxy Card)

Background

In 2001, we adopted our 2001 Employee Stock Option Plan, as amended, or the 2001 Plan, under which we have granted options primarily to our U.S. employees.  The 2001 Plan does not have a specific expiration date, but we generally may no longer use it in order to grant incentive stock options to our U.S. employees, which incentive stock options allow such employees certain tax advantages pursuant to the U.S. Internal Revenue Code, or the Code.

In 2003, we adopted the 2003 Israeli Stock Option Plan, as amended, or the 2003 Plan, under which options may be granted to employees employed by us or by our affiliates, to permit our Israeli employees to benefit from tax advantages that became available at that time under Section 102 of the Israeli Tax Ordinance. The 2003 Plan has a term of ten years and will terminate in December 2013.

To date, a total of 2,450,625 ordinary shares are reserved for issuance under the 2001 Plan and 2003 Plan, to which we refer as the reserved pool. As of November 1, 2012, approximately 315,000 ordinary shares remain available for grant of options under these plans. Please note that the adoption of the 2012 Plan does not result in any increase of such reserved pool.

At the Meeting, shareholders will be asked to approve the 2012 Stock Incentive Plan, or the 2012 Plan, which was adopted by the Board of Directors on October 29, 2012. We adopted the 2012 for the following primary reasons:

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Our Board of Directors believes the 2012 Plan will promote the interests of Attunity by providing eligible persons in our service with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in Attunity as an incentive for them to remain in such service;

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As described above, we are no longer able to grant incentive stock options to our U.S. employees under the 2001 Plan. Subject to shareholder approval of the 2012 Plan, we will be able to do so under the 2012 Plan;

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As more fully described below, the 2012 Plan permits us to grant stock options (as we are currently permitted to do in the 2001 and 2003 Plans) as well as issue other equity-based awards, including grants of Ordinary Shares whether or not subject to restrictions, stock appreciation rights, restricted stock units and performance units; and

•
As more fully described below, we intend that the 2012 Plan will serve as our main equity incentive plan, in lieu of the 2001 and 2003 Plans, while retaining the ability to adopt local sub-plans for non-U.S. employees, directors and consultants designed to  satisfy applicable local laws, including in order to obtain specific tax treatment of equity awards under such local laws. By way of example, we may adopt an Israeli sub-plan under the 2012 Plan in order to enable our Israeli employees to benefit from tax advantages under Section 102 of the Israeli Tax Ordinance.

Summary of the 2012 Stock Incentive Plan

The following summary of the material features of the 2012 Plan is qualified in its entirety by reference to the complete text of the 2012 Plan, which is enclosed as Appendix A to this Proxy Statement.

General. The 2012 Plan permits the grant of equity-based awards, including incentive stock options, or ISOs, nonqualified stock options, or NSOs, Ordinary Shares, whether or not subject to restrictions, Restricted Stock, Performance Stock, stock appreciation rights, or SARs, restricted stock units, or RSUs, and performance units, or PUs.

Purpose, Eligible Individuals, Effective Date and Duration.  The 2012 Plan became effective October 29, 2012 and will expire on the 10th anniversary following its effectiveness, unless earlier terminated by our Board of Directors.  The purpose of the 2012 Plan is to encourage our employees, officers, directors and consultants who render services to us to continue their association with us by providing favorable opportunities for them to participate in the ownership of our Ordinary Shares and in our future growth through grants of our Ordinary Shares, with or without restrictions, options to acquire our Ordinary Shares and other rights to compensation in amounts linked, among others, to the value of our Ordinary Shares, or Awards. The recipient of an Award is referred to below as an “Optionee” or “Participant.”

Shares Reserved.  The reserved pool, i.e., the total number of ordinary shares that may be subject to Awards under the 2012 Plan as well as under our other equity incentive plans (currently, the 2001 Plan and the 2003 Plan) is 2,450,625 shares (subject to appropriate adjustments in the case of stock splits, stock dividends and similar recapitalization events).  To the extent that an option or other form of Award (under the 2012 Plan or the other plans) lapses or is forfeited, the shares subject to the Award will again become available for grant under the terms of the 2012 Plan (and the other plans).

Administration.  Although the Board has the authority to administer the Plan, it may, subject to applicable law, delegate this authority to a committee thereof. Such committee will have the authority to, among other matters, select or approve Award recipients; and interpret the 2012 Plan and prescribe rules and regulations for its administration. All references below to the “Compensation Committee” shall be understood to refer to the Committee or to the Board of Directors, whichever shall administer the 2012 Plan.

Stock Options.  The Compensation Committee may grant incentive stock options and nonqualified stock options under the 2012 Plan. The Compensation Committee may also determine the number of ordinary shares subject to each option, its exercise price, its duration and the manner and time of exercise. Incentive stock options may be issued only to employees of the Company or of a corporate subsidiary of ours, and the exercise price must be at least equal to the fair market value of the ordinary shares as of the date the option is granted. Further, an incentive stock option generally must be exercised within ten years of grant. The Compensation Committee, in its discretion, may provide that any option is subject to vesting limitations that make it exercisable during its entire duration or during any lesser period of time. The exercise price of an option may be paid, among other methods, by means of a “cashless exercise” procedure.

Stock Appreciation Rights.  The Compensation Committee may also grant SARs to Participants on such terms and conditions as it may determine. Stock appreciation rights may be granted separately or in connection with an option. Upon the exercise of a SAR, the Participant is entitled to receive payment equal to the excess of the fair market value, on the date of exercise, of the number of ordinary shares for which the SAR is exercised over the exercise price for the ordinary shares under a related option or, if there is not a related option, over an amount per share stated in the agreement setting forth the terms and conditions of the SAR.

Stock Grants.  The Compensation Committee has the authority to issue ordinary shares to Participants, either with or without restrictions. Restrictions could include conditions that require the Participant to forfeit the shares in the event that he or she ceases to provide services to us or one of our subsidiaries before a stated time. Unlike holders of options and SARs, the recipient of a stock grant, including a stock grant subject to restrictions, unless otherwise provided for in a restricted stock agreement, has the rights of a shareholder of ours to vote and to receive payment of dividends on our ordinary shares.

The 2012 Plan also permits grants of RSUs. RSUs are similar to restricted stock except that no shares are actually awarded to the Participant on the grant date. The period of restriction, the number of shares of restricted stock or the number of RSUs granted, the purchase price, if any, and such other conditions and/or restrictions as the Compensation Committee may establish shall be set forth in an Award agreement. Participants holding RSUs will not have voting rights until any shares related to the RSU are issued. After all conditions and restrictions applicable to restricted shares and/or RSUs have been satisfied or have lapsed, any shares that have been issued will become freely transferable. RSUs may be settled in cash or other means, as determined by the Compensation Committee and stated in the Award agreement.

The 2012 Plan also permits an Award of performance shares and/or performance units in such amounts and upon such terms as the Compensation Committee may determine. Such Awards require the Compensation Committee to establish performance periods and performance goals and criteria. The extent to which a Participant achieves his or her performance goals during the applicable performance period will determine the value and/or the number of performance shares and/or performance units earned by him or her. Payment of earned performance shares and/or performance units will be in cash or other means, as determined by the Compensation Committee and stated in the Award agreement.

Effect of Certain Corporate Transactions.  If while unexercised Awards remain outstanding under the 2012 Plan we merge or consolidate with one or more corporations (whether or not we are the surviving corporation), or if we are liquidated or sell or otherwise dispose of substantially all of our assets to another entity or if there is a “change of control” (together, a "Corporate Transaction") then, except as otherwise specifically provided to the contrary in any applicable Award agreement, the Compensation Committee may in its discretion determine, among other things, that: (1) after the effective date of such Corporate Transaction event, each Participant is entitled, upon exercise of an Award, to receive in lieu of ordinary shares the number and class of shares of such stock or other securities to which he or she would have been entitled had he or she been a shareholder at the time of the event, or is entitled to receive from the successor entity a new Award of comparable value; (2) each Participant is given an opportunity to exercise all or some of his or her unexercised Awards during a ten day period ending with the event, at which time the unexercised Awards will be cancelled; or (3) all unexercised Awards are cancelled as of the effective date of the event in consideration for cash or other consideration with a value equal to the value of the shares or other consideration the Participant would have received had the Award been exercised (to the extent exercisable) prior to such Corporate Transaction event. In addition to the foregoing, the Compensation Committee may also amend the terms of an Award by canceling some or all of the restrictions on its exercise to permit its exercise to a greater extent than that permitted under its existing terms.

Amendments.  Our Board of Directors may modify, revise or terminate the 2012 Plan at any time and from time to time. Amendments adversely affecting outstanding Awards may not be made without the consent of the holder of the Award.

Awards to Non-United States Persons.  Awards may be made to Optionees who are foreign nationals or employed outside the United States on such terms and conditions different from those specified in the 2012 Plan as the Compensation Committee will consider necessary or advisable to achieve the purposes of the 2012 Plan or to comply with applicable laws, including in order to obtain specific tax treatment of Awards. To facilitate the same, the Board of Directors may amend the 2012 Plan or adopt one or more sub-plans, and any such amendments or sub-plans may be evidenced by an appendix to the 2012 Plan.  The rules of such sub-plans may take precedence over other provisions of the 2012 Plan, with the exception of the size of the reserved pool, but unless otherwise superseded by the terms of a sub-plan, the provisions of the 2012 Plan shall govern the operation of such sub-plan(s).

The Proposed Resolutions

The 2012 Plan is being submitted to our shareholders to: (1) ensure that certain awards granted under the 2012 Plan that are intended to qualify as “performance-based compensation” (including incentive stock options) under  the Code may so qualify; and (2) comply with the NASDAQ Rule 5635(c) requiring shareholder approval when an equity compensation plan is established or materially amended.(1)

As described above, our Board of Directors has previously approved the adoption of the 2012 Plan. It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the 2012 Plan, including the ability of the Company to use one pool of  shares reserved for grant of awards under the 2001 Plan and 2003 Plan, be and hereby is adopted and approved."

Required Vote

Approval of the above resolution will require the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 5 — RE-APPOINTMENT OF INDEPENDENT AUDITORS
(Item 5 on the Proxy Card)

Background

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, as our auditors in 1992 and has reappointed the firm as our auditors since such time.

1 As a foreign private issuers, Attunity may, as NASDAQ rules permit, exempt itself from such shareholder approval requirement and follow home country governance practices in lieu thereof.

At the Meeting, the shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent auditors, pursuant to the recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer, and other accountants affiliated with Ernst & Young Global, also serve as auditors of our subsidiaries. They have no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of Kost Forer Gabbay & Kasierer is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

At the Meeting, the shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors. With respect to the year 2011, we paid Kost Forer Gabbay & Kasierer $148,108 (compared to $106,179 for 2010) for auditing and audit-related services; $28,378 ($3,340 in 2010) for tax related services and $48,024 (no fees in 2010) for other services.

The Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the reappointment of the Kost Forer Gabbay & Kasierer as independent auditors of the Company until immediately following the next annual general meeting of shareholders be, and it hereby is, approved and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

DISCUSSION OF AUDITORS’ REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditors’ Report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2011 will be presented for discussion, as required by the Companies Law. The said Auditors’ Report and Consolidated Financial Statements, as well as our annual report on Form 20-F/A for the year ended December 31, 2011 (filed with the SEC on April 2, 2012), may be viewed on our website – www.attunity.com or through the EDGAR website of the SEC at www.sec.gov.

Any shareholder may receive a copy of the said annual report on Form 20-F/A, without charge, upon written request to the Company (attention: Mr. Dror Harel-Elkayam, Chief Financial Officer and Secretary). None of the Auditors’ Report, the Consolidated Financial Statements, the Form 20-F/A and the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER MATTERS

The Board of Directors currently knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of 2012 Annual Meeting of Shareholders; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors, SHIMON ALON Chairman of the Board of Directors and Chief Executive Officer DROR HAREL-ELKAYAM Chief Financial Officer and Secretary

November 20, 2012

APPENDIX A

2012 Stock Incentive Plan

1.  PURPOSE

The purpose of this 2012 Stock Incentive Plan (the “Plan”) is to encourage employees, directors, and consultants of Attunity Ltd, a corporation formed under the laws of the State of Israel (the “Company”), and its Subsidiaries (as hereinafter defined) to continue their association with the Company by providing favorable opportunities for them to participate in the ownership of the Company and its Subsidiaries and in its future growth through the granting of awards (“Awards”) of Ordinary Shares (as hereinafter defined), whether or not subject to restrictions (“Stock Grants”), stock options (“Options”), and other rights to compensation in amounts determined by the value of the Company’s Ordinary Shares (together with Stock Grants, “Other Rights”).  The term “Subsidiary” as used in the Plan means a corporation, company, partnership or other form of business organization of which the Company owns, directly or indirectly through an unbroken chain of ownership, fifty percent (50%) or more of the total combined voting power of all classes of stock or other form of equity ownership or has a significant financial interest, as determined by the Committee (as hereinafter defined).   Either or both of the following types of Option may be granted to an Optionee (as defined below) under this Plan:  (a) Options that qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) and are designated as such pursuant to Section 5 of the Plan (“Incentive Stock Options,” also called “ISOs); and (b) Options that are not ISOs (“Nonqualified Stock Options”)..

2.  ADMINISTRATION OF THE PLAN

The Plan shall be administered by the Board of Directors of the Company (the “Board”) or, in the discretion of the Board, a committee or subcommittee of the Board (the “Committee”), appointed by the Board. If a Committee is appointed, the Committee shall act in accordance with the Board’s delegation of authority to it and subject to any restrictions under Applicable Laws,  and shall be composed of at least two (2) members of the Board.  All references in the Plan to the “Committee” shall be understood to refer to the Committee or to the Board, whoever shall administer the Plan.

To the extent that, and for so long as, Section 16 of the Securities Exchange Act of 1934, as amended from time to time (the “Exchange Act”), is applicable to the Company, each member of the Committee shall be a “non-employee director” or the equivalent within the meaning of Rule 16b-3 under the Exchange Act and, for so long as Section 162(m) of the Internal Revenue Code of 1986, as amended from time to time (the “Code”), is applicable to the Company, an “outside director” within the meaning of Section 162 of the Code and the regulations thereunder.  The Committee shall select those persons to receive Awards under the Plan (“Optionees”) and determine the terms and conditions of all Awards, including an Option’s character as an ISO or as a Nonqualified Stock Option.

All questions of interpretation and application of such rules and regulations of the Plan and of Awards granted hereunder shall be subject to the determination of the Committee, which shall be final and binding.

With respect to persons subject to Section 16 of the Exchange Act (“Insiders”), if and when applicable to the Company, transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successor under the Exchange Act.  To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed to be modified so as to be in compliance with such Rule or, if such modification is not possible, it shall be deemed to be null and void, to the extent permitted by law and deemed advisable by the Committee.

The Plan shall be administered in such a manner as to permit those Options granted hereunder and specially designated under Section 5 as ISOs to qualify as such.

3.  STOCK SUBJECT TO THE PLAN

The total number of shares of the Company’s outstanding ordinary shares (“Ordinary Shares”), that may be subject to Awards under the Plan as well as under the Company’s other equity incentive plans (currently, the 2001 Stock Option Plan and the 2003 Israeli Share Option Plan) (the "Other Plans") shall be 2,450,625 , from either authorized but unissued shares or treasury shares.  Awards made under the Other Plans shall reduce the number of Ordinary Shares that may be subject to Awards under the Plan. However, Other Rights that fail to vest, and Ordinary Shares subject to an Option or similar Other Right that is neither fully exercised prior to its expiration or other termination nor terminated by reason of the exercise of an SAR (as hereinafter defined) related to the Option, or otherwise expire or not issued shall again become available for grant under the terms of the Plan (and the Other Plans).

Each reference to a number of Ordinary Shares in this Section 3 shall be subject to adjustment in accordance with the provisions of Section 11.

4.  ELIGIBILITY

The persons who shall be eligible for Awards under the Plan shall be employees, directors, and other persons who render services to the Company or a Subsidiary, and who have contributed or may be expected to contribute to the success of the Company or a Subsidiary.  ISOs shall not be granted to any person who is not an employee of the Company or an ISO Subsidiary.  The term “ISO Subsidiary” shall mean those Subsidiaries described in Section 424(e) or Section 424(f) of the Code.

5.  TERMS AND CONDITIONS OF OPTIONS

Every Option shall be evidenced by a written Stock Option Agreement in such form as the Committee shall approve from time to time, specifying the number of Ordinary Shares that may be purchased pursuant to the Option, the time or times at which the Option shall become exercisable in whole or in part, whether (in the case of any Option granted to a person who performs services in the United States or to any other person in the Committee’s discretion) the Option is intended to be an ISO or a Nonqualified Stock Option (“NSO”), and such other terms and conditions as the Committee shall approve, and containing, or incorporating by reference to the Plan, the following terms and conditions:

(a)           Duration.  The duration of each Option shall be as specified by the Committee in its discretion; provided, however, that no ISO shall expire later than ten (10) years from its date of grant, and no ISO granted to an employee who owns (directly or under the attribution rules of Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any ISO Subsidiary shall expire later than five (5) years from its date of grant.

(b)           Exercise Price.  The exercise price of each Option shall be any lawful consideration, as specified by the Committee in its discretion; provided, however, that the exercise price of each Option shall be at least one hundred percent (100%) of the Fair Market Value of the Ordinary Shares on the date on which the Committee awards the Option, which shall be considered the date of grant of the Option for purposes of fixing the price; and provided, further, that the exercise price with respect to an ISO granted to an employee who at the time of grant owns (directly or under the attribution rules of Section 424(d) of the Code) stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or of any ISO Subsidiary shall be at least one hundred ten percent (110%) of the Fair Market Value of the Ordinary Shares on the date of grant of the ISO.  For purposes of the Plan, except as may be otherwise explicitly provided in the Plan or in any Stock Option Agreement, Restricted Stock Agreement, SAR Agreement or similar document, the Fair Market Value of an Ordinary Share at any particular date shall be determined according to the following rules:  (i) if the Ordinary Shares are not at the time listed or admitted to trading on a stock exchange (including NASDAQ), Fair Market Value shall be the closing price of the Ordinary Shares on the date in question in the over-the-counter market, as such price is reported in a publication of general circulation selected by the Board and regularly reporting the price of the Ordinary Shares in such market (it being understood that if there is no closing price for the Ordinary Shares on the date and time in question, then the Fair Market Value shall be the closing price on the last preceding date for which such quotation exists); provided, however, that if the price of the Ordinary Shares are not so reported, Fair Market Value shall be determined in good faith by the Board, which may take into consideration (1) the price paid for the Ordinary Shares in the most recent trade of a substantial number of shares known to the Board to have occurred at arm’s length between willing and knowledgeable investors, (2) an appraisal by an independent party or (3) any other method of valuation undertaken in good faith by the Board, or some or all of the above as the Board shall in its discretion elect; or (ii) if the Ordinary Shares are at the time listed or admitted to trading on any stock exchange (including NASDAQ), then Fair Market Value shall be the closing price of the Ordinary Shares on the date in question on the principal exchange on which the Ordinary Shares are then listed or admitted to trading; it being understood that if there is no closing price for the Ordinary Shares on the date and time in question, then the Fair Market Value shall be the closing price on the last preceding date for which such quotation exists.

(c)           Method of Exercise.  To the extent that it has become exercisable under the terms of the Stock Option Agreement, an Option may be exercised from time to time by written notice to the Chief Financial Officer of the Company or his designee stating the number of shares with respect to which the Option is being exercised and accompanied by payment of the exercise price in cash or check payable to the Company, or, if the Stock Option Agreement so provides, other payment or deemed payment described in this Section 5(c).  Such notice shall be delivered in person or by facsimile transmission to the Chief Financial Officer of the Company or his designee or shall be sent by registered mail, return receipt requested, to the Chief Financial Officer of the Company or his designee, in which case delivery shall be deemed made on the date such notice is deposited in the mail, or in such other delivery manner determined by the Company.

To the extent permitted by the terms of a Stock Option Agreement, payment of the exercise price may be made:

(1)           In whole or in part, in Ordinary Shares already owned by the Optionee or to be received upon exercise of the Option; provided, however, that such shares are fully vested and free of all liens, claims, and encumbrances of any kind.  If payment is made in whole or in part in Ordinary Shares, then the Optionee shall deliver to the Company certificates registered in his name representing a number of Ordinary Shares legally and beneficially owned by him, fully vested and free of all liens, claims, and encumbrances of every kind and having a Fair Market Value on the date of delivery that is not greater than the exercise price, such certificates to be duly endorsed, or accompanied by stock powers duly endorsed, by the record holder of the shares represented by such certificates.  If the exercise price exceeds the Fair Market Value of the shares for which certificates are delivered, the Optionee shall also deliver cash or a check payable to the order of the Company in an amount equal to the amount of that excess;

(2)           By payment in cash of the par value of the Ordinary Shares to be acquired and by payment of the balance of the exercise price in whole or in part as the Committee may require; and/or

(3)           By means of a “cashless exercise” procedure in which the Optionee (or its broker):  (i) transmits the exercise price to the Company in cash or acceptable cash equivalents against the Optionee’s notice of exercise and the Company’s confirmation that it will deliver to the broker stock certificates issued in the name of the broker for at least that number of shares having a Fair Market Value equal to the exercise price ; or (ii) agrees to pay the exercise price to the Company in cash or acceptable cash equivalents upon the broker’s receipt from the Company of stock certificates issued in the name of the broker for at least that number of shares having a Fair Market Value equal to the exercise price.  The Optionee’s notice of exercise of an Option pursuant to a “cashless exercise” procedure must include the name and address of the broker involved, a clear description of the procedure and such other information or undertaking by the broker as the Committee shall reasonably require.

At the time specified in an Optionee’s notice of exercise, the Company shall deliver to him at the main office of the Company, or such other place as shall be mutually acceptable, a certificate for the shares as to which his Option is exercised.  If the Optionee fails to pay for or to accept delivery of all or any part of the number of shares specified in his notice upon tender of delivery thereof, his right to exercise the Option with respect to those shares shall be terminated, unless the Company otherwise agrees.

(d)           [Reserved].

(e)           Vesting.  An Option may be exercised so long as it is vested and outstanding from time to time, in whole or in part, in the manner and subject to the conditions that the Committee in its discretion may provide in the Stock Option Agreement.

(f)           Notice of ISO Stock Disposition.  The Optionee must notify the Company promptly in the event that he sells, transfers, exchanges or otherwise disposes of any Ordinary Shares issued upon exercise of an ISO before the later of (i) the second anniversary of the date of grant of the ISO and (ii) the first anniversary of the date the shares were issued upon his exercise of the ISO.

(g)           Effect of Cessation of Employment or Service Relationship.  The Committee shall determine in its discretion and specify the effect, if any, of the termination of the Optionee’s employment or other service relationship upon the exercisability of the Option.

(h)           Transferability of Options.  An Option shall not be assignable or transferable by the Optionee except by will or by the laws of descent and distribution.  During the life of the Optionee, an Option shall be exercisable only by him, by a conservator or guardian duly appointed for him by reason of his incapacity or by the person appointed by the Optionee in a durable power of attorney acceptable to the Company’s counsel.  Notwithstanding the preceding sentences of this Section 5(h), the Committee may in its discretion permit the Optionee of an NSO to transfer the NSO to a member of the Immediate Family (as hereinafter defined) of the Optionee, to a trust solely for the benefit of the Optionee and the Optionee’s Immediate Family or to a partnership or limited liability company whose only partners or members are the Optionee and members of the Optionee’s Immediate Family.  “Immediate Family” shall mean, with respect to any Optionee, the Optionee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, and shall include adoptive relationships.

(i)           No Rights as Shareholder.  An Optionee shall have no rights as a shareholder with respect to any shares covered by an Option until the date of issuance of a certificate to him for the shares.  No adjustment shall be made for dividends or other rights for which the record date is earlier than the date the certificate is issued, other than as required or permitted pursuant to Section 11.

6.  STOCK APPRECIATION RIGHTS

Among the “Other Rights” available under the Plan are stock appreciation rights (“SARs”), which may be granted by the Committee in respect of such number of Ordinary Shares subject to the Plan as it shall determine, in its discretion, and may grant SARs either separately or in connection with Options, as described in the following sentence.  An SAR granted in connection with an Option may be exercised only to the extent of the surrender of the related Option, and to the extent of the exercise of the related Option the SAR shall terminate.  Ordinary Shares covered by an Option that terminates upon the exercise of a related SAR shall cease to be available under the Plan.  The terms and conditions of an SAR related to an Option shall be contained in the Stock Option Agreement, and the terms of an SAR not related to any Option shall be contained in an SAR Agreement.

Upon exercise of an SAR, the Optionee shall be entitled to receive from the Company an amount equal to the excess of the Fair Market Value, on the exercise date, of the number of Ordinary Shares as to which the SAR is exercised over the exercise price for those shares under a related Option, or if there is no related Option, over the base value stated in the SAR Agreement.  The amount payable by the Company upon exercise of an SAR shall be paid in the form of cash or other property (including Ordinary Shares of the Company), as provided in the Stock Option Agreement or SAR Agreement governing the SAR.

All grants of SARs to Insiders shall be capable of being settled only for cash and may not be granted in connection with an Option.  If an SAR is awarded to a person who is not an Insider at the time of award but subsequently becomes an Insider, it shall be deemed to be amended to provide that it may be settled only in cash while such person is an Insider.

7.  STOCK GRANTS AND AWARDS

(a)           Types of Stock Grants and Awards.

(1)           Restricted Stock and Restricted Stock Units.  The Committee may grant or award Ordinary Shares, with or without restrictions (with restrictions, “Restricted Stock”), and/or Restricted Stock Units.  Restricted Stock Units are a right to receive Ordinary Shares (or their then value) at a specified future time.

(2)           Performance Stock and Performance Units.  The Committee may grant or award Ordinary Shares in the form of Performance Shares and/or Performance Units.  A Performance Share is an award of shares of Restricted Stock, the vesting of which is based on the satisfaction of applicable Performance Goals (as defined below).  A Performance Unit is a right to receive Ordinary Shares (or their then value) at a specified future time and based on the satisfaction of applicable Performance Goals.

(3)           Form of Payment.  Restricted Stock Units and Performance Units shall be paid in cash, Ordinary Shares or a combination of cash and Ordinary Shares as the Committee, in its discretion, shall determine at the grant date.

(b)           Procedures relating to Stock Grants and Awards.  A Restricted Stock Agreement, Restricted Stock Unit Agreement, Performance Share Agreement or Performance Unit Agreement shall evidence the applicable Award and shall contain such terms and conditions as the Committee shall provide.

A holder of a Stock Grant without restrictions, Restricted Stock or Performance Shares shall, subject to the terms of any applicable agreement, have all of the rights of a shareholder of the Company, including the right to vote the shares and the right to receive any dividends; provided, however, that the Committee may provide that dividends will not be paid with respect to unvested Performance Shares.  Certificates representing Ordinary Shares subject to restrictions shall be imprinted with a legend to the effect that the shares represented may not be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of except in accordance with the terms of the applicable agreement, and, unless the Committee provides otherwise with respect to an Award, the Optionee shall be required to deposit the certificates with an escrow agent designated by the Committee, together with a stock power or other instrument of transfer appropriately endorsed in blank.

Except as otherwise provided in this Section 7, Restricted Stock and Performance Shares shall become freely transferable by the Optionee after all conditions and restrictions applicable to such shares have been satisfied or lapse (including satisfaction of any applicable tax withholding obligations).

(c)           Additional Matters Relating to Restricted Stock Units and Performance Units.

(1)           Delivery.  Provided the Optionee’s employment or service relationship has not terminated as of the end of the applicable Performance Period (as defined below) and following the written determination of the Committee of the satisfaction of the applicable Performance Goals, a delivery of  Ordinary Shares or payment of cash as settlement of a Restricted Stock Unit or Performance Unit Award shall occur, but in no event later than the 15th day of the third month following the close of the year in which the Performance Period ends, unless otherwise determined by the Committee.  The Committee may, in its discretion and at the time of grant, provide for the further deferral of payment in an applicable agreement.

In the case of an Award of Restricted Stock Units not subject to Performance Goals, a delivery of Ordinary Shares or payment of cash as settlement of the Restricted Stock Unit shall occur as of the date specified in the applicable agreement, but in no event later than the 15th day of the third month following the close of the year in which vesting under the applicable agreement occurs.

(2)           Dividend Equivalents for Restricted Stock Units and Performance Units.  With respect to each Restricted Stock Unit and Performance Unit, the Committee may grant a Dividend Equivalent Unit to any Optionee upon such terms and conditions as it may establish.  Each Dividend Equivalent Unit will entitle the Optionee, at the time of the settlement of the Award, to an additional payment equal to the dividend paid on an Ordinary Share by the Company during the period in which the Restricted Stock Unit or Performance Unit remained outstanding.  The Dividend Equivalent Unit may be settled in cash, additional Ordinary Shares or a combination thereof.

(d)           Restrictions Relating to Stock Grants and Awards.

(1)           In General.  The Committee may, in its discretion, impose such conditions and/or restrictions on any Award pursuant to this Section 7 as it may deem advisable including, without limitation, a requirement that an Optionee pay a stipulated purchase price for each Ordinary Share awarded or underlying an Award, restrictions based upon the achievement of specific Performance Goals, time-based restrictions on vesting, either in lieu of or following the attainment of any Performance Goals, or holding requirements or sale restrictions placed on the Ordinary Shares upon vesting of any Award.

(2)           Satisfaction of Performance Goals.  After the applicable period (the “Performance Period”) during which the Performance Goals must be met in order to determine the payout and/or vesting of Performance Shares or Performance Units has ended, restrictions on Performance Shares and delivery or payment with respect to Performance Units shall be made, based on the partial or full satisfaction of the Performance Goals.  The Committee may, at the time the Performance Shares or Performance Units are granted, provide that additional Performance Shares or Performance Units may be awarded in the event the applicable Performance Goals are exceeded.  The minimum duration of a Performance Period shall be one year, but may be longer, as determined by the Committee at the time the Award is granted.

(3)           Committee Determination.  The extent to which Performance Goals are met will be determined solely by the Committee, which determination will establish the amount of Performance Shares and/or Performance Units that will be paid out to the Optionee and the extent to which any restrictions will lapse; provided, however, that the conditions on the lapse of any restriction will not be structured in a manner that will cause the Award to fail to satisfy the “performance-based compensation” exception requirements of Section 162(m) of the Code.

(e)           Definition of Performance Goals.  Unless otherwise determined by the Committee, before 25% of the Performance Period has elapsed (or within 90 days of a grant date, if earlier), the Committee shall establish the criteria for Performance Goals.  Such criteria may be based on any one or more criteria, including any of the following business or financial criteria:  EBITDA; OIBDA; adjusted OIBDA or Contribution; gross revenues; growth rate; capital spending; free cash flow; operating income (before or after taxes); attaining budget; return on total or incremental invested capital; gross profit or margin; operating profit or margin; net earnings (before or after taxes); earnings per share; adjusted earnings per share; net income; share price (including but not limited to growth measures and total shareholder return); return on assets, return on equity, return on sales or return on revenue; other cash flow measures (including operating cash flow, cash flow return on equity, cash flow return on investment and free cash flow before acquisitions and discretionary investments); productivity ratios or metrics; market share; customer satisfaction; working capital targets; organizational or transformational metrics; and achievement of stated corporate goals including, but not limited to acquisitions, alliances, joint ventures, international development, and internal expansion.  Any such criteria, whether alone or in combination, may be applied on the basis of the Company and/or its Subsidiaries as a whole or on any business unit of the Company and its Subsidiaries and may be measured directly or by comparing the result to:  (i) the performance of a group of competitor companies; (ii) a published or special index determined by the Committee; or (iii) other benchmarks determined by the Committee.

The Committee may make further adjustments as necessary to eliminate the effect on the stated performance goals of unplanned acquisitions, changes in foreign exchange rates, discrete tax items identified by the Committee, changes in accounting standards and variances to planned annual incentive compensation expense.

If the Performance Goals are not fully achieved, the Committee may provide that less than 100 percent of an Award may be payable but, unless otherwise determined by the Committee, in no event shall the amount of any such Award be increased after it has been established and after 25% of the Performance Period has elapsed (or more than 90 days from the grant date, if earlier).

(f)           Effect of Cessation of Employment or Service Relationship.  Each Agreement underlying an Award of Restricted Stock or Performance Shares shall set forth the extent to which the Optionee shall have the right to retain the Award following termination of the Optionee’s employment or other service relationship with the Company and its Subsidiaries.  Whether any such right shall apply to a particular Award shall be determined in the discretion of the Committee; provided, however, that the Committee may provide in an Award that accelerated vesting is precluded in order to satisfy the requirements of the performance-based exemption in Section 162(m) of the Code.

8.  [RESERVED]

9.  OPTIONS AND OTHER RIGHTS VOIDABLE

If a person to whom a grant has been made fails to execute and deliver to the Committee a Stock Option Agreement, Restricted Stock Agreement, SAR Agreement or similar document within thirty (30) days after it is submitted to him, the Award granted under the agreement shall be voidable by the Company at its election, without further notice to the Optionee.

10.  REQUIREMENTS OF LAW

The Company shall not be required to transfer any Ordinary Shares or to sell or issue any shares upon the exercise of any Option or Other Right if the issuance of the shares will result in a violation by the Optionee or the Company of any provisions of any law, statute or regulation of any governmental authority.  Specifically, in connection with the Securities Act, upon the transfer of Ordinary Shares or the exercise of any Option or Other Right the Company shall not  be required to issue shares unless the Board has received evidence satisfactory to it to the effect that the holder of the Option or Other Right will not transfer the shares except pursuant to a registration statement in effect under the Securities Act or unless an opinion of counsel satisfactory to the Company has been received by the Company to the effect that such registration is not required.  Any determination in this connection by the Board shall be conclusive.  The Company shall not be obligated to take any other affirmative action in order to cause the transfer of Ordinary Shares or the exercise of an Option or Other Right to comply with any law or regulations of any governmental authority, including, without limitation, applicable securities laws.

11.  CHANGES IN CAPITAL STRUCTURE

In the event that the outstanding Ordinary Shares are hereafter changed for a different number or kind of shares or other securities of the Company, by reason of a reorganization, recapitalization, exchange of shares, stock split, combination of shares or dividend payable in shares or other securities, a corresponding adjustment shall be made by the Committee in the number and kind of shares or other securities covered by outstanding Options and Other Rights, and for which Options or Other Rights may be granted under the Plan.  Any such adjustment in outstanding Options or Other Rights shall be made without change in the total price applicable to the unexercised portion of the Option, but the price per share specified in each Stock Option Agreement, Restricted Stock Agreement, SAR Agreement or similar agreement shall be correspondingly adjusted; provided, however, that no adjustment shall be made with respect to an ISO that would constitute a modification as defined in Section 424 of the Code without the consent of the Optionee.  Any such adjustment made by the Committee shall be conclusive and binding upon all affected persons, including the Company and all Optionees.

If while unexercised Options or Other Rights remain outstanding under the Plan the Company merges or consolidates with a wholly-owned subsidiary for the purpose of reincorporating itself under the laws of another jurisdiction, the Optionees will be entitled to acquire ordinary shares of the reincorporated Company upon the same terms and conditions as were in effect immediately prior to such reincorporation (unless such reincorporation involves a change in the number of shares or the capitalization of the Company, in which case proportional adjustments shall be made as provided above) and the Plan, unless otherwise rescinded by the Board, will remain the Plan of the reincorporated Company.

Except as otherwise provided in the preceding paragraph, if while unexercised Options or Other Rights remain outstanding under the Plan the Company merges or consolidates with one or more corporations (whether or not the Company is the surviving corporation) or is liquidated or sells or otherwise disposes of substantially all of its assets to another entity, or upon a Change of Control (as defined herein) (together, a "Corporate Transaction"), then, except as otherwise specifically provided to the contrary in an Optionee’s Stock Option Agreement, Restricted Stock Agreement, SAR Agreement or similar agreement, the Committee may in its discretion determine, among other things, that:

(a)           After the effective date of such merger, consolidation, sale or Change of Control, as the case may be, each Optionee shall be entitled upon exercise of an Option or upon settlement of an Other Right to receive in lieu of Ordinary Shares the number and class of shares of such stock or other securities to which he would have been entitled pursuant to the terms of the Corporate Transaction if he had been the holder of record of the number of Ordinary Shares as to which the Option or Other Right is being exercised or relates, or shall be entitled to receive from the successor entity a new stock or other equity grant, stock option or stock appreciation right of comparable value;

(b)           All outstanding Options and Other Rights (other than Other Rights that involved the issuance of Ordinary Shares on the grant date) shall be cancelled as of the effective date of any such Corporate Transaction, provided that each Optionee shall have the right to exercise (if applicable) any such Option or Other Right according to its terms during the period of at least ten (10) days preceding the effective date of such Corporate Transaction; and/or

(c)           All outstanding Options and Other Rights (other than Other Rights that involved the issuance of Ordinary Shares on the grant date) shall be cancelled as of the effective date of any such Corporate Transaction, in exchange for consideration in cash or in kind, which consideration in both cases shall be equal in value to the value of those shares of stock or other securities the Optionee would have received had the Option or Other Right been exercised (if applicable and to the extent then exercisable) and no disposition of the shares acquired upon such exercise had been made prior to such Corporate Transaction, less the exercise price therefor.  Upon receipt of such consideration by the Optionee, any such Option or Other Right (for the sake of clarity, both vested and non-vested Options and Other rights) shall immediately terminate and be of no further force and effect.  The value of the stock or other securities the Optionee would have received if any such Option or Other Right had been exercised shall be determined by the Committee, and in the case of Ordinary Shares of the Company, in accordance with the provisions of Section 5(b).

Immediately following the consummation of the Corporate Transaction, all outstanding Awards shall terminate and cease to be outstanding, except to the extent assumed by a successor entity.   In taking any of the actions permitted under this Section 11, the Committee shall not be obligated to treat similarly all Awards, all Awards held by a Grantee, or all Awards of the same type. In addition to the foregoing, the Committee may in its discretion amend the terms of an Option or Other Right by cancelling some or all of the restrictions on exercise or vesting (as applicable) to permit its exercise to a greater extent or vesting faster than that permitted under its existing terms.

A “Change of Control” of the Company shall be deemed to have occurred if any person (as such term is used in Section 13(d) and 14(d)(2) of the Exchange Act) other than a trust related to an employee benefit plan maintained by the Company becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of fifty percent (50%) or more of the Company’s outstanding Ordinary Shares, and within the period of twelve (12) consecutive months immediately thereafter, individuals other than (a) individuals who at the beginning of such period constitute the entire Board of Directors or (b) individuals whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period, become a majority of the Board of Directors. Any good faith determination by the Committee as to whether a Change of Control has occurred shall be conclusive and binding.

Except as expressly provided to the contrary in this Section 11, the issuance by the Company of shares of stock of any class for cash or property or for services, either upon direct sale or upon the exercise of rights or warrants, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect the number, class or price of Ordinary Shares then subject to outstanding Options or Other Rights.

12.  FORFEITURE FOR DISHONESTY

Notwithstanding anything to the contrary in the Plan, if the Board determines, after full consideration of the facts presented on behalf of both the Company and an Optionee, that the Optionee’s services relationship has been terminated for Cause:

(a)           The Optionee shall forfeit all unexercised Options and Other Rights and all exercised Options and Other Rights under which the Company has not yet delivered the certificates; and

(b)           The Company shall have the right to repurchase all or any part of the Ordinary Shares acquired by the Optionee upon the earlier exercise of any Option or Other Rights at a price equal to the amount paid to the Company upon such exercise, increased by an amount equal to the interest that would have accrued in the period between the date of exercise and the date of such repurchase upon a debt in the amount of the exercise price, at the prime rate(s) announced from time to time during such period in the Federal Reserve Statistical Release Selected Interest Rates.

For the purposes of this Section 12, Cause means the following: the Optionee’s violation of copyright or trademark protection maintained by the Company, a Subsidiary or Affiliate; the Optionee’s engaging or assisting in any business in competition with the Company, a Subsidiary or Affiliate as an employee, owner, partner, director, officer, stockholder, consultant or agent (ownership of minority interests in publicly-traded corporations or of 5% or less of the equity of any privately-held business entity shall not be considered competition for this purpose unless otherwise specified in a written agreement with the Optionee); the Optionee’s dishonesty, or his acting in any manner inconsistent with the utmost good faith and loyalty in the performance of his duties; or failure of the Optionee to perform his duties (under agreement, custom and/or applicable law), including policies and guidelines of the Company or its Subsidiaries to the satisfaction of the Company or its Subsidiaries.   The decision of the Committee as to the cause of an Optionee’s discharge and the damage done to the Company or a Subsidiary shall be final, binding, and conclusive.  No decision of the Committee, however, shall affect in any manner the finality of the discharge of an Optionee by the Company or a Subsidiary.

13.  MISCELLANEOUS

(a)           Nonassignability of Other Rights.  No Other Rights shall be assignable or transferable by the Optionee except by will or the laws of descent and distribution.  During the life of the Optionee, Other Rights shall be exercisable only by the Optionee.

(b)           No Guarantee of Employment or Continuation of Service Relationship.  Neither the Plan nor any Stock Option Agreement, Restricted Stock Agreement, SAR Agreement or similar agreement shall give an employee or other service provider the right to continue in the employment of or to continue to provide services to the Company or a Subsidiary, or give the Company or a Subsidiary the right to require continued employment or services.

(c)           Tax Withholding.  To the extent required by law, the Company (or a Subsidiary) shall withhold or cause to be withheld income and other taxes with respect to any income recognized by an Optionee by reason of the exercise or vesting of an Option or Other Right, or a cash bonus paid in connection with such exercise or vesting, and as a condition to the receipt of any Option or Other Right or related cash bonus the Optionee shall agree that if the amount payable to him by the Company and any Subsidiary in the ordinary course is insufficient to pay such taxes, then he shall upon the request of the Company pay to the Company an amount sufficient to satisfy its tax withholding obligations.

The Fair Market Value of the shares for such purposes shall be determined as set forth in Section 5(b).  If payment of withholding taxes is made in whole or in part in Ordinary Shares, the Optionee shall deliver to the Company certificates registered in his name representing Ordinary Shares legally and beneficially owned by him, fully vested and free of all liens, claims, and encumbrances of every kind, duly endorsed or accompanied by stock powers duly endorsed by the record holder of the shares represented by such certificates.  If the Optionee is subject to Section 16(a) of the Exchange Act, his ability to pay his withholding obligation in the form of Ordinary Shares shall be subject to such additional restrictions as may be necessary to avoid any transaction that might give rise to liability under Section 16(b) of the Exchange Act.

(d)           Use of Proceeds.  The proceeds from the sale of Ordinary Shares pursuant to Options or Other Rights shall constitute general funds of the Company.

(e)           Awards to Non-United States Persons.  Awards may be made to Optionees who are foreign nationals or employed outside the United States on such terms and conditions different from those specified in the Plan as the Committee considers necessary or advisable to achieve the purposes of the Plan or to comply with applicable laws, including in order to obtain specific tax treatment of an Option or Other Right. To facilitate the same, the Board of Directors may amend the Plan or adopt one or more sub-plans, and any such amendments or sub-plans shall be evidenced by an Appendix to the Plan.  The Board of Directors may delegate this authority to the Committee. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 3, but unless otherwise superseded by the terms of a sub-plan, the provisions of the Plan shall govern the operation of such sub-plan.

(f)           Governing Law.  The granting of Awards and the issuance of Ordinary Shares under the Plan shall be subject to all applicable laws and regulations and to such approvals by any governmental agency or national securities exchange as may be required.   To the extent not preempted by or otherwise governed by federal law, including the Internal Revenue Code, the Plan and all agreements hereunder shall be construed in accordance with and governed by the laws of the State of Israel, without regard to the principles of conflicts of law.

(g)           Compliance with Section 409A.  It is the intention of the Company that no payment or entitlement pursuant to this Plan will give rise to any adverse tax consequences to any person pursuant to Section 409A of the Code.  The Committee shall interpret and apply the Plan to that end, and shall not give effect to any provision herein in a manner that reasonably could be expected to give rise to adverse tax consequences under Section 409A.

14.  EFFECTIVE DATE, DURATION, AMENDMENT AND TERMINATION OF PLAN

The Plan shall be effective as of October 29, 2012 if, and only if, the holders of a majority of the outstanding shares of capital stock present, or represented, and entitled to vote thereon (voting as a single class) at a duly held meeting of the shareholders of the Company approve the Plan within twelve (12) months after such date.  If so approved by the shareholders, the Committee may grant Options and Other Rights under the Plan from time to time until the close of business of the 10th anniversary following its effectiveness.  The Board may at any time amend the Plan. No amendment of the Plan shall adversely affect outstanding Options or Other Rights without the consent of the Optionee.  The Plan may be terminated at any time by action of the Board, but any such termination will not terminate Options and Other Rights then outstanding, without the consent of the Optionee.